[Genprex letterhead]

October 16, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Vanessa Robertson
Lisa Vanjoske

Re:	Genprex, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed April 1, 2019
Form 10-Q for the Quarterly Period Ended June 30, 2019
Filed August 13, 2019
File No. 001-38244

Dear Ms. Robertson and Ms. Vanjoske:

This letter is being submitted in response to the comment letter dated October 11, 2019 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to Ryan M. Confer, Chief Financial Officer of Genprex, Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 9A. Controls and Procedures, page 84

1.

We have considered your response to comment one and do not agree with your conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2018. As indicated in our original comment, we refer you to the following statement in the fourth paragraph of Sections II.D of SEC Release No. 33-8238 which states that “disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles.” We believe the nature of your material weakness relates to an aspect of internal control over financial reporting that is also a part of disclosure controls and procedures. Please amend your filings to conclude that disclosure controls and procedures were not effective.

Securities and Exchange Commission

October 16, 2019

Response:

In response to the Staff’s comment, the Company is filing today (i) Amendment No. 1 on Form 10-K/A for the fiscal year ended December 31, 2018; (ii) Amendment No. 2 on Form 10-Q/A for the quarterly period ended March 31, 2019; and (iii) Amendment No. 1 on Form 10-Q/A for the quarterly period ended June 30, 2019. Each of these amendments states that the Company’s disclosure controls and procedures were not effective as of December 31, 2018 due to the identified material weakness.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Item 6. Exhibits, page 52

2.	We acknowledge your response to comment three. Please file the amended Form 10-Qs for the periods ended March 31, 2019 and June 30, 2019 and include the correct certifications.

Response:

In response to the Staff’s comment, each of the two amendments on Form 10-Q/A that the Company is filing today includes the correct certifications.

*     *     *

If you have any questions or comments regarding this response, please do not hesitate to contact the undersigned at 512-893-7397 or ryan@genprex.com.

Very truly yours, /s/ RYAN M. CONFER Ryan M. Confer Chief Financial Officer

cc:	J. Rodney Varner, Genprex, Inc.
Craig M. Podrachik, Daszkal Bolton LLP
Christopher J. Ozburn, Streusand, Landon, Ozburn & Lemmon, LLP